As filed with the Securities and Exchange Commission on December 20, 1996
                                                         Registration No. 333-
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            ICG COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

                             9605 East Maroon Circle
                            Englewood, Colorado 80112
                                 303-572-5960
                  (Address, including zip code, and telephone
                 number, including area code, of Registrant's
                          Principal Executive Offices)

         Delaware                                          84-1342022
 (State of Incorporation)                               (I.R.S. Employer
                                                     Identification Number)
                                  Robin A. Roth
                      Vice President, Corporate Development
                            ICG Communications, Inc.
                             9605 East Maroon Circle
                            Englewood, Colorado 80112
                                 303-572-5960
              (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 with a copy to:
                               Leonard Gubar, Esq.
                                Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019
                                (212) 603-2000

Approximate date of commencement of proposed sale to the public: Immediately upon the effectiveness of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                                  Proposed
                                    Proposed      Maximum
                                    Maximum       Aggregate      Amount of
Title of Shares      Amount to be   Offering      Offering       Registration
to be Registered      Registered    Price (1)     Price(1)       Fee (1)(2)
---------------------------------------------------------------------------
Common Stock,        5,484,244      $18.57         $101,842,411   $30,861
$.01 par value
per share
===========================================================================
Total                5,484,244      $18.57         $101,842,411   $30,861
===========================================================================

(1) Determined pursuant to Rule 457(c) under the Securities Act of 1933, based upon the average of the high and low sales prices reported on December 12, 1996.

(2) This Registration Statement carries forward 5,484,244 of the 39,970,232 shares of Common Stock previously registered on

Form S-4 (Registration No.333-4226), for which an aggregate of $248,355, representing the registration fee in connection with the registration of 39,970,232 shares of Common Stock, has been paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 of the Securities Act of 1933, the Prospectus filed as part of this Registration Statement relates to Registration Statement No.
333-4226.





                      ICG COMMUNICATIONS,  INC.

                        CROSS REFERENCE SHEET

              Pursuant to Item 501(b) of Regulation S-K

 Item  S-K Item     Item                               Location in
                                                       Prospectus
     1 Item 501     Forepart of Registration
                    Statement and Outside Front        Cover Page
                    Cover Page of Prospectus

     2 Item 502     Inside Front and Outside Back      Inside Front and
                    Cover Pages of Prospectus          Outside Back Cover
                                                       Pages

     3 Item 503     Summary Information, Risk          Summary; Risk Factors
                    Factors and Ratio of Earnings
                    to Fixed Charges

     4 Item 504     Use of Proceeds                    Use of Proceeds

     5 Item 505     Determination of Offering          Plan of Distribution
                    Price

     6 Item 506     Dilution                           Not Applicable

     7 Item 507     Selling Security Holders           Selling Security
                                                       Holders

     8 Item 508     Plan of Distribution               Plan of Distribution

     9 Item 202     Description of Securities to       Description of
                    be Registered                      Common Stock

    10 Item 509     Interests of Named Experts         Experts; Legal
                    and Counsel                        Matters
    11              Material Changes                   Not Applicable

    12              Incorporation of Certain           Information
                    Information by Reference           Incorporated by
                                                       Reference; Available
                                                       Information

    13 Item 510     Disclosure of Commission
                    Position on Indemnification        Not Applicable
                    for Securities Act Liabilities

                      ICG Communications, Inc.

                  5,484,244 Shares of Common Stock
                     $.01 Par Value Per Share



      This Prospectus relates to (A) the resale (the "Offering") by the holders named herein ("Selling Security Holders") of up to 3,556,054 shares of Common Stock, $.01 par value per share (the "Common Stock") of ICG Communications, Inc., a Delaware corporation ("ICG" or the "Company"), representing (i) 250,000 shares of Common Stock issuable upon the exercise of Series A Warrants (as defined herein); (ii) 250,000 shares of Common Stock issuable upon the exercise of Series B Warrants (as defined herein); (iii) 830,830 shares of Common Stock which may be issued upon the exchange of an equal number of shares of Class A Common Shares (the "Exchangeable Shares") of ICG Holdings (Canada), Inc. ("Holdings-Canada"); (iv) 4,383 shares of Common Stock issuable upon conversion (the "Conversion Shares") of 7% Convertible Subordinated Notes (the "7% Notes"), including 1,231 shares of Common Stock which may be issuable in connection with the conversion of the 7% Notes due to rounding; (v) 202,933 shares of Common Stock issuable upon the exercise of certain warrants (the "Warrants"); (vi) 2,000,000 shares of Common Stock issuable upon exercise of certain options (the "Option Shares"); and (vii) 17,908 shares of Common Stock issuable pursuant to certain obligations under an acquisition agreement; and (B) 1,928,190 shares of Common Stock issuable upon the exercise of certain warrants (the "August Warrants") issued in a private placement in August 1995. The authorized capital stock of ICG consists of 100,000,000 shares of Common Stock of which 30,953,330 shares have been issued and are outstanding as of December 10, 1996, and 1,000,000 shares of preferred stock, $.01 par value, of which no shares are issued or are outstanding as of December 10, 1996.



      The Common Stock to be resold hereby will be offered at market price into the existing trading market for the Common Stock on or through the facilities of a national securities exchange. The Common Stock is traded on the American Stock Exchange under the symbol "ICG". On December 16, 1996, the closing price of the Common Stock on the American Stock Exchange was $17.50 per share. See "Price Range of Common Stock."



      The Company will pay the expenses of registration and no underwriter has been engaged for this Offering. The Company will not receive any proceeds from the resale of the Common Stock by the Selling Security Holders.



      Investors should carefully consider the information set forth under the caption "Risk Factors," which begins on page 15.



      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this Prospectus is December  20, 1996

The  Selling  Security  Holders  intend to sell  their  shares  of Common  Stock directly through agents, dealers, or underwriters, in the over-the-counter market, or otherwise, on terms and conditions determined at the time of sale by the Selling Security Holders or as a result of private negotiations between buyer and seller. Expenses of any such sale will be borne by the parties as they may agree. Sales of the securities may be made pursuant to this Prospectus or pursuant to Rule 144 adopted under the Securities Act of 1933, as amended (the "Securities Act"). No underwriting arrangements exist as of the date of this Prospectus. Upon being advised of any underwriting arrangements that may be entered into by a Selling Security Holder after the date of this Prospectus, the Company will prepare a supplement to this Prospectus to disclose such arrangements. It is anticipated that the selling price per share of Common Stock will be at, or between, the "bid" and "asked" prices of the Company's shares of Common Stock as reported on the American Stock Exchange immediately preceding the sale.



                                   THE COMPANY

      ICG Communications, Inc., a Delaware corporation ("ICG" or the "Company"), has its principal executive offices at 9605 East Maroon Circle, Englewood, Colorado 80112 and its telephone number is (303) 572-5960.



                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Exchange Act files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied (at prescribed rates) at the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. In addition, reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

      The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules. The Registration Statement, including the exhibits and schedules thereto, may be inspected at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission set forth above.

                      INFORMATION INCORPORATED BY REFERENCE

     1. Annual Report on Form 10-K (File No.1-1965) for the fiscal year ended September 30, 1996.
     2.   Form 8-A dated July 23, 1996.

      All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the Offering of the shares of Common Stock made hereby, shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus is a part and to be a part hereof from the date of such filing. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon oral or written request of such person, a copy of any and all information that has been incorporated by reference into this Prospectus (not including exhibits to the information unless such exhibits are specifically incorporated by reference into such information). Requests for information should be addressed to: ICG Communications, Inc., 9605 East Maroon Circle, P.O. Box 6472, Englewood, Colorado 80155-6742, Attention: Investor Relations (telephone number (800) 408-4253).

                                     SUMMARY

      The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus, the consolidated financial statements of the Company and the notes thereto, and the other financial data contained elsewhere in this Prospectus, as well as the information appearing in the documents incorporated by reference herein. Unless the context otherwise requires, the term "Company" or "ICG" means the combined business operations of ICG and its subsidiaries; the terms "fiscal" and "fiscal year" refer to ICG's fiscal year ending September 30; and all dollar amounts are in U.S. dollars. The Company has elected to change its fiscal year end to December 31 from September 30, effective January 1, 1997. Industry figures were obtained from reports published by the Federal Communications Commission ("FCC"), the U.S. Department of Commerce, Connecticut Research (an industry research organization) and other industry sources, which the Company has not independently verified. Certain statements contained in this Prospectus with respect to the Company's plans and strategy for its business and related financing are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act). Such statements are subject to risks and uncertainties and, as a result, actual results may differ materially from those expressed in or implied by such forward-looking statements. Investors should carefully consider the information set forth under the caption "Risk Factors" including the risks relating to historical and anticipated operating losses and negative cash flow.


                             The Company

      The Company is one of the largest providers of competitive local telephone services in the United States, based on estimates of the industry's 1995 revenue. Competitive local exchange carriers ("CLECs"), formerly known as CAPs (competitive access providers), seek to provide an alternative to the incumbent local exchange carriers ("ILECs") for a full range of telecommunications services in the newly opened regulatory environment. As a CLEC, the Company operates networks and has acquired fiber optic facilities in three regional clusters covering major metropolitan statistical areas in California, Colorado, and the Ohio Valley, with an aggregate population of 33.6 million, and in three markets in the Southeast region, with an aggregate population of 2.9 million. The Company also provides a wide range of network systems integration services and maritime and international satellite transmission services. As a leading participant in a rapidly growing industry, the Company has experienced significant growth, with total revenues increasing from $29.5 million for fiscal 1993 to $169.1 million for fiscal 1996.

      In August 1996, IntelCom Group Inc. ("IntelCom"), a Canadian federal corporation, received final approval for its reincorporation into the United States, pursuant to which its shareholders exchanged approximately 98 percent of their Common Shares, no par value ("Common Shares"), on a one-for-one basis, for shares of Common Stock of ICG, a Delaware corporation. IntelCom then changed its name to Holdings-Canada, and its wholly owned subsidiary, IntelCom Group(U.S.A.), Inc., a Colorado corporation, changed its name to ICG Holdings, Inc. ("ICG Holdings"). Shareholders who elected to continue to hold Common Shares, no par value, of Holdings-Canada ("Class A Common Shares") are entitled to exchange such shares at any time into ICG Common Stock. The reincorporation was designed to maintain the Company's results of operations, existing net operating losses and asset values of the Company without causing any material United States or Canadian federal income tax consequences to the Company.

      The federal Telecommunications Act of 1996 (the "Telecommunications Act") and several pro-competitive regulatory initiatives have substantially changed the telecommunications regulatory environment in the United States. Due to these regulatory changes, the Company is now permitted to offer all interstate and intrastate telephone services, including local dial tone. The Company began offering these services in Orange County, California in September 1996, and intends to begin offering local dial tone services in additional markets in the near future. In order to take advantage of the switched services market, the Company installed 14 high capacity digital switches, two of which are being relocated, and is installing two additional digital switches, enabling the Company to offer these services in all of its markets. ICG will continue to integrate advanced switching capabilities in its networks and plans to install an additional 13 switches by the end of 1997. To facilitate the expansion of its switched services strategy, in September 1996 the Company entered into a seven year, $1.0 billion agreement with Lucent Technologies, Inc. ("Lucent") for a full range of switching systems, fiber, network electronics, software and services.

Telecom Services

      The Company operates networks in the following markets within its three regional clusters: California (Sacramento, San Diego and the Los Angeles and San Francisco metropolitan areas); Colorado (Denver, Colorado Springs and Boulder); and the Ohio Valley (Akron, Cleveland, Columbus, Dayton and Louisville). The Company also operates networks in Birmingham, Charlotte and Nashville. The Company also is developing networks in the Los Angeles metropolitan area through its agreement with Southern California Edison Company ("SCE"), which the Company entered into in March 1996, one additional city in the San Francisco metropolitan area, and in Cincinnati and Greensboro/Winston-Salem. The Company's operating networks have grown from approximately 168 fiber route miles at the end of fiscal 1993 to approximately 2,143 fiber route miles as of September 30, 1996. Telecom Services revenue has increased from $4.8 million for fiscal 1993 to $87.7 million for fiscal 1996.

      Strategy

      The Company's objective is to become the dominant alternative to the ILEC in the markets it serves. In furtherance of this objective, the Company has developed strategies to capitalize on its established customer base of long distance carriers and to develop its markets within regional clusters. Key elements of this strategy are:

      Aggressively Pursue Local and Statewide Telephone Service. The Company's focus is to provide a wide range of telephone services. With the passage of the Telecommunications Act, competitive opportunities for new entrants into the local telephone services market have increased. At the same time, previous restrictions on the ability of the Regional Bell Operating Companies ("RBOCs") and GTE Corporation ("GTE"), the largest ILECs, to provide long distance services have been eliminated, enabling the RBOCs and GTE to take advantage of new competitive opportunities and to provide a wider range of services, including long distance telephone service. It is likely that competition from ILECs in the long distance market will increase and as a result, the Company's long distance carrier customers are seeking ways to (i) increase their ability to provide local telephone services as a complement to existing long distance service offerings, and (ii) reduce their reliance on the ILEC networks. By offering an array of telecommunications products, including local telephone services and enhanced services, the Company will be providing a high quality, lower cost alternative to the ILEC. The Company initiated the provision of local telephone services in its Southern California markets in September 1996, and will expand the provision of these services to its other markets in the near future. As a result, the Company expects local telephone services to become its primary business.

      Market Services to Carriers and End-Users. The Company has historically marketed its services primarily to long distance carriers and resellers and its "first to market" advantage has enabled it to establish relationships with such carriers. As competition in the provision of local telephone services increases, these carriers are attempting to expand their service offerings by developing and delivering local telephone services and new enhanced products and services, which the Company is able to provide its carrier customers for resale by such carriers. This enables the Company to meet the expanding focus of its carrier customers. In addition, the Company is expanding its marketing efforts to include large end-user business customers. Management believes a targeted end-user focus can accelerate its penetration of the local services market and better leverage the Company's network investment.

      Concentrate Markets in Regional Clusters. The Company has concentrated its networks in regional clusters serving major metropolitan areas in California, Colorado and the Ohio Valley. The Company believes that by focusing on regional clusters it will be able to more effectively service its customers' needs and efficiently market, operate and control its networks. The Company also is evaluating the expansion of its existing clusters and the addition of new regional clusters in which it may seek to acquire and/or build facilities to provide local telephone services as well as access services.

      Expand Alliances with Utilities. The Company has established, and is actively pursuing, strategic alliances with utility companies to take advantage of their existing fiber optic infrastructures. This approach affords the Company the opportunity to license or lease fiber optic facilities on a long-term basis in a more timely, cost-effective manner rather than constructing facilities. In addition, utilities possess conduit and other facilities that may ease the installation of fiber to extend the existing network in a given market. Finally, the Company may take advantage of the utilities' name recognition to market the Company's products and services to the utilities' customer base.

Telecom Services Networks

      The Company's networks are composed of fiber optic cables, switching facilities, advanced electronics, transmission equipment and related wiring and equipment. The Company typically designs a ring architecture with a view toward making the network accessible to the largest concentration of telecommunication intensive businesses in a given market.

      The Company's networks are configured in redundant synchronous optical network ("SONET") rings that offer the advantage of uninterrupted service in the event of a fiber cut or equipment failure. Additionally, much of the electronics used by the Company in its networks have redundant components to limit outages and increase network reliability. The Company generally markets its services at prices below those charged by the ILEC. Management believes these factors combine to create a more reliable and cost effective alternative to copper-based networks which are still used, to some extent, by ILECs.

      The Company's networks are constructed to access long distance carriers as well as areas of significant end-user telecommunications traffic in a cost efficient manner. The construction period of a new network varies depending upon the scope of the activities, such as the number of backbone route miles to be installed, the initial number of buildings targeted for connection to the network backbone and the general deployment of the network backbone. Construction is planned to allow revenue-generating operations to commence prior to the completion of the entire network backbone. When constructing and relying principally on its own facilities, the Company has experienced a period of 12 to 18 months from initial design of a network to revenue generation for such network. Based upon its experience (since the first quarter of fiscal 1993) with, and strategy of, using leased telephone company facilities to provide initial customer service, the Company has experienced revenue generation within nine months after commencing network design. After installing the initial network backbone, extensions to additional buildings and expansions to other regions of a metropolitan area are evaluated, based on detailed assessments of market potential. The Company is currently expanding all of its existing networks to reduce its reliance on the ILECs and evaluating development of new networks both inside and outside its existing regional clusters.

      The Company's network monitoring center in Denver operates and manages all of the Company's networks from one central location. Centralized electronic monitoring and control of the Company's networks allows the Company to avoid duplication of this function in each city, thereby reducing costs. The monitoring capabilities are supplemented through a contract with an AT&T Corp. ("AT&T") switch control center in Phoenix for surveillance of all of the Company's central office switches.

      Switched services involve the transmission of voice, video or data to long distance carrier-specified or end-user-specified termination sites (by manually or electronically dialing a telephone number). By contrast, the special access services provided by the Company and other CLECs involve a fixed communications link or "pipe," usually between a specific end-user and a specific long distance carrier's point of presence ("POP"). With a switch and interconnection to various carriers' networks, it is possible for the Company to direct a long distance carrier's traffic to any end-user regardless of whether the end-user is connected to the Company's owned or leased network, to the local telephone company or to other CLEC networks. In addition, a switch gives the Company the technological capability to provide the full range of local telephone services, including local dial tone. The Company began providing local telephone services to business customers in the Orange County, California area in September 1996. The Company anticipates extending such services over the next 12 months in other markets in the Los Angeles metropolitan area, San Diego, the San Francisco Bay area and Sacramento, as well as in the Company's other markets throughout the U.S. The Company has regulatory authority to provide local telephone services in California, Colorado, Ohio, Tennessee, Alabama and Texas, and is in the process of obtaining such authority in other jurisdictions.

      Services

      The Company's competitive local exchange services include private line, special access, and interstate and intrastate switched services and local dial tone. Private line services are generally used to connect the separate office buildings of a single business. Special access services are used to connect end-user customers to a long distance telephone carrier's facilities, to connect long distance carrier's facilities to the local telephone company's central offices, and to connect different facilities of the same long distance carrier or facilities of different long distance carriers. The Company requires interconnection with the local telephone company's central office in order to offer this second alternative. As part of its "carrier's carrier" strategy, the Company targets the transport between long distance company facilities and the local telephone company central offices, and, for high volume customers, between the long distance company and the end-user customer's office.

      The Company's interstate and intrastate switched services include the transport and switching of calls between the long distance carrier's facilities and either the local telephone company central offices or end-users. By performing the switching services and most of the transport, the Company can reduce local access costs, which constitute the major operating expense for long distance carriers. As the Company provides a greater portion of the local segment of a call, the Company expects to experience improved margins on what has initially been a negative or low margin revenue stream.

      By offering switched services to its long distance carrier customers, the Company may be designated by a long distance carrier to deliver incoming long distance traffic to the Company's markets regardless of whether the terminating end-user is connected to the Company's owned or leased network or to the ILEC. The Company intends to expand the switched services it offers to its long distance carrier customers to include a broad range of higher profit margin enhanced services, such as enhanced routing, directory assistance and information services including 800/888/900 numbers, calling cards and personal number service, as permitted by applicable regulations. Long distance carriers would purchase these enhanced services from the Company and then market and resell them, at a markup, to end-users. By offering such services to its long distance carrier customers, the Company would enable long distance carriers to sell a broader range of services to their long distance customers and to generate incremental revenue that previously could only be earned by ILECs.

      Zycom. The Company owns a 70% interest in Zycom Corporation ("Zycom"), an Alberta, Canada corporation, whose shares are traded on the Alberta Stock Exchange. Zycom operates an 800/888/900 number service bureau and a switched network in the United States supplying information providers and commercial accounts with audio, text and customer support services.

      SS7. In August 1996, the Company acquired the Signaling System 7 ("SS7") business of Pace Network Services, Inc., a division of Pace Alternative Communications, Inc. The acquisition, which represents approximately 25% of the SS7 operations of switch-based long distance carriers in the United States, will enable the Company to strengthen its sales and marketing efforts in the SS7 area. The Company has also developed a nationwide SS7 service with Southern New England Telephone, the nation's tenth largest local exchange carrier. SS7 is used by local exchange companies, long distance carriers, wireless carriers and others to signal between network elements, creating faster call set-up resulting in a more efficient use of network resources. SS7 is now the standard method for telecommunications signaling worldwide. SS7 is also the enabling technology for Advanced Intelligence Network ("AIN") platforms, a set of services and signaling options that carriers can use to create new services or customer options.

Network Services

      Through the Company's wholly owned subsidiary, Fiber Optic Technologies, Inc. ("FOTI"), the Company supplies information technology services and selected networking products, focusing on network design, installation, maintenance and support for a variety of end-users, including Fortune 1000 firms and other large businesses and telecommunications companies. Revenue from Network Services has grown from $21.0 million for fiscal 1993 to $60.1 million for fiscal 1996.

      The Company provides network infrastructures, systems and support services, including the design, engineering and installation of local and wide area networks ("LANs/WANs") for its customers. These networks (within end-user offices, buildings or campuses) may include fiber optic, twisted pair, coaxial and other network technologies. The Company specializes in turnkey network installations including cabling and electronics that address specific environments. The Company also provides professional network support services. These services include network move, add and change services and on-going maintenance and support services. Network Services revenue is expected to constitute a smaller portion of the Company's future revenue as Telecom Services revenue increases.

      The Company offers these network integration and support services through offices located within four major regional support organizations. The regional headquarters are located in Dallas, Denver, Portland (Oregon) and San Francisco.

Satellite Services

      The Company's Satellite Services operations provide satellite voice and data services to major cruise lines, the commercial shipping industry, yachts, the U.S. Navy and offshore oil platforms. The Company also owns a teleport facility which provides international voice and data services. In addition, the Company provides private data networks operating on VSATs (very small aperture terminals) through its wholly owned subsidiary, Nova-Net Communications, Inc. ("Nova-Net"). Revenue for the Satellite Services operations (adjusted to reflect the sale of certain teleport assets) was $11.4 million for fiscal 1995 and $18.8 million for fiscal 1996.

      MTN. In January 1995, the Company and an unaffiliated entity formed Maritime Telecommunication Network, Inc. ("MTN") which purchased the assets of a business providing digital wireless communications through satellites to the maritime cruise industry, U.S. Navy vessels and offshore oil platforms utilizing experimental radio frequency licenses issued by the FCC. These licenses were issued to the predecessors of MTN in 1991, were renewed by the FCC in 1993 and renewed again in January 1995. The experimental licenses are valid until February 1, 1997, and MTN may apply to the FCC for a further renewal. MTN provides private communications networks to various cruise lines allowing passengers to make calls from their cabins to anywhere in the world. MTN additionally provides its communications services to the U.S. Navy in conjunction with a major long distance provider, which serves as the long distance carrier, while MTN provides the communications equipment and network. The Company believes that the radio frequencies employed under its experimental licenses enable it to provide a higher quality maritime service than is available through the radio frequencies currently allocated to other maritime service providers. In April 1996, the FCC issued a waiver which allows MTN to apply for a permanent FCC license to utilize the same frequencies as are being used under the experimental license enabling MTN to continue to provide these services. The Company has applied for a permanent license under the terms of the FCC's waiver grant, and the application is pending.

      MCN. In March 1996, the Company acquired a 90% equity interest in Maritime Cellular Tele-Network, Inc. ("MCN"), a Florida-based provider of cellular and satellite communications for commercial ships, private vessels and land-based mobile units. This acquisition expands the Company's business from C-band satellite services for cruise ships and naval vessels to cover land-based units and smaller ships.

      Nova-Net. In May 1994, the Company acquired Nova-Net, which provides private data networks operating on VSATs specializing in data collection and in monitoring and control of customer production and transmission facilities in various industries, including oil and gas, electric and water utilities and environmental monitoring industries. Nova-Net designs, build and manages private data networks that enable a variety of companies to transmit critical sensor and flow readings to key monitoring points from multiple locations. Nova-Net manages networks through its network control center in Englewood, Colorado.

      Teleport. The teleport in Holmdel, New Jersey, acquired as part of the Company's acquisition of MTN, is located 20 miles south of Newark and specializes in international digital voice and data communications services with full fiber interconnection to the local telephone company facilities in New York City. Teleport services are also provided to the maritime industry, including support of the Company's cruise ship, U.S. Navy and offshore oil platform telephone and data services business. In addition, the Company markets the resale of services from the four teleports it sold in the first quarter of fiscal 1996.

                            The Offering

Common Stock offered hereby....                   5,484,244 shares (1)
Common Stock outstanding after the Offering       36,437,574 shares (1)(2)
American Stock Exchange Symbol.                   ICG
Use of Proceeds................                   The  Company  will not receive
                                                  any of the  proceeds from this
                                                  Offering.


(1) Assumes (i) the exercise of 2,631,123 warrants (2,631,123 shares of Common Stock), (ii) the exercise of 2,000,000 stock options (of which 1,662,500 are currently exercisable), (iii) the conversion of the 7% Notes (4,383 shares of Common Stock); (iv) the exchange of 830,830 Class A Common Shares of Holdings-Canada for 830,830 shares of Common Stock of ICG and (v) the issuance of 4,383 shares of Common Stock upon the conversion of 7% Notes.
(2) Does not include 3,421,250 shares of Common Stock issuable pursuant to outstanding stock options issued pursuant to ICG's stock option plans (of which 1,329,299 are currently exercisable).

    Summary Historical  Financial and Statistical  Information(1)
    (In thousands, except Statistical Data and per share data)

   The Summary Financial Information presented below as of and for the fiscal years ended September 30, 1994, 1995 and 1996 are derived from and qualified by reference to the audited consolidated financial statements of the Company incorporated by reference herein.


                                 Years Ended September 30,
                                -----------------------------
Statement of Operations Data:    1994      1995         1996
                                ---------  -------     ------

 Revenue:
   Telecom services              14,854    32,330      87,681
   Network services              36,019    58,778      60,116
   Satellite services (1)         8,121    20,502      21,297
   Other                            118        -            -
                                ---------  -------   --------
      Total revenue              59,112   111,610     169,094

  Operating costs                38,165    78,846     135,253
  Selling, general and
   administrative expenses       28,015    62,954      76,725
  Depreciation and amortization   8,198    16,624      30,368
                                --------- --------  ---------

    Total operating costs and
    expenses                     74,378   158,424     242,346
                                --------- --------  ---------

  Operating loss                (15,266)  (46,814)    (73,252)
  Interest expense               (8,481)  (24,368)    (85,714)
  Other expense, net               (121)   (5,466)    (26,819)
                                --------- --------    --------

  Loss before income taxes and
  cumulative  effect            (23,868)  (76,648)   (185,785)
  of change in accounting
  Income tax benefit                  -        -        5,131
  Cumulative effect of change
  in accounting (2)                 -        -         (3,453)
                                ---------  -------    --------

  Net loss                      (23,868)  (76,648)   (184,107)
                                =========  =======    ========

  Loss per share
                                  (1.56)    (3.25)      (6.83)
                                =========  =======    ========
  Weighted average number of
   shares outstanding (3)        15,342    23,604      26,955
                                =========  =======    ========

Other Data:

  EBITDA (4)                     (7,068)  (30,190)    (42,884)
  Capital expenditures (5)       54,921    88,495     175,148

Statistical Data (6) :
Telecom services:
  Buildings connected:
      On-net                        226       280         478
      Off-net                         -     1,095       1,589
                                ---------  -------  ---------
      Total buildings connected     226     1,375       2,067
  Customers circuits in
  service (VGE's)               224,072   430,535     630,697
   Switched  minutes of use (in
   millions)                          2       283       1,635
   Switches operational               1        13          14
   Fiber route miles (7)
      Operational                   323       627       2,143
      Under construction              -         -         869
   Fiber strand miles(8)
      Operational                14,959    27,150      70,067
      Under construction              -         -      40,533
   Wireless miles(9)                606       568         491
Satellite services:
      VSATs                         810       626         835
      C-Band installations(10)        -        28          48
      L-Band installations(11)        -        -          109
      Maritime  minutes  of use
      (in thousands) (12)             -       668       1,862


                                    At September 30,
                            ----------------------------------
Balance Sheet Data:           1994        1995        1996
                            ----------  ----------  ----------


Working capital (deficit)    (8,563)    249,089     446,164
Total assets                201,991     583,553     939,351
Notes payable and current
  portion of long-
  term debt and capital
  lease obligations          23,118      27,310       8,282
Long-term debt and capital
  lease obligations,        104,461     405,535     739,827
  less current portion
Redeemable preferred stock
  of Holdings                    -       14,986     153,318
Stockholders' equity
  (deficit)                 39,782       82,535     (19,588)


(1) Prior to January 1995, revenue from Satellite Services was from the Company's satellite (voice and data) operations and after January 1995, revenue from Satellite Services was from the Company's satellite (voice and data) and maritime communication operations.

(2) During 1996, the Company changed its method of accounting for long-term telecom services contracts to recognize revenue as services are provided. As required by generally accepted accounting principles, the Company has reflected the effects of the change in accounting as if such change had been adopted as of October 1, 1995. The Company's results for the year ended September 30, 1996 reflect a charge of $3.5 million relating to the cumulative effect of this change in accounting as of October 1, 1995. The effect of this change in accounting for fiscal year 1996 was not significant. If the new revenue recognition method had been applied retroactively, telecom services revenue would have decreased by $0.5 million and $0.7 million for fiscal 1994 and 1995, respectively.

(3) Weighted average number of shares outstanding for fiscal years 1994 and 1995 represents Holdings-Canada Common Shares outstanding. Weighted average number of shares outstanding for fiscal 1996 represents Holdings-Canada Common Shares outstanding for the period October 1, 1995 through August 2, 1996, and represents ICG Common Stock and Holdings-Canada Class A Common Shares (owned by third parties) outstanding for the period August 5, 1996 through September 30, 1996.

(4)   EBITDA  consists of operating  loss plus  depreciation  and  amortization.
      EBITDA is provided because it is a measure commonly used in the telecommunications industry. EBITDA is presented to enhance an

                                       12

      understanding of the Company's operating results and is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles for the periods indicated.

(5) Capital expenditures include assets acquired under capital leases and through the issuance of debt or warrants.

(6) Amounts presented are for three-month periods ended, or as of, the end of the period presented.

(7) Fiber route miles refers to the number of miles of fiber optic cable, including leased fiber. As of September 30, 1996, the Company had 2,143 fiber route miles, of which 165 fiber route miles were leased. Fiber route miles under construction represents fiber under construction and fiber which is expected to be operational within six months.

(8) Fiber strand miles refers to the number of fiber route miles, including leased fiber, along a telecommunications path multiplied by the number of fiber strands along that path. As of September 30, 1996, the Company had 70,067 fiber strand miles, of which 2,465 fiber strand miles were leased. Fiber strand miles under construction represents fiber under construction and fiber which is expected to be operational within six months.

(9) Wireless miles represents the total distance of the digital microwave paths between Company transmitters which are used in the Company's networks.

(10) C-Band installations service cruise ships, navy vessels and offshore oil platform installations.

(11) L-Band installations service smaller maritime installations, and both mobile and fixed land-based units.

(12) Reflects minutes of use for C-Band installations on cruise ships and, since the three months ended June 30, 1996, also includes minutes of use for L-Band installations. Maritime minutes of use had previously included C-Band installations on navy vessels. However, due to changes in agreements with certain of the navy vessels, the revenue has been negotiated at a fixed monthly rate and does not bear a direct relationship to the minutes of use.


                           RISK FACTORS

      An investment in the Common Stock offered hereby involves a high degree of risk. The following risk factors, together with the other information set forth in this Prospectus and appearing in the documents incorporated by reference herein, should be considered when evaluating an investment in the Company.

     Historical and Anticipated Future Operating Losses and Negative Cash Flow.

      The Company has incurred and expects to continue to incur significant operating and net losses. In fiscal 1996, the Company had revenue of approximately $169.1 million, an operating loss of approximately $73.3 million, interest expense of approximately $85.7 million and a net loss of approximately $184.1 million. The Company expects to continue to generate negative cash flow from operating activities while it emphasizes development, construction and expansion of its telecom services business and until the Company establishes a sufficient revenue generating customer base. Because of the Company's expansion strategy, the Company's operating loss, interest expense and net loss are each expected to increase over the near term. In addition, the Company had an accumulated deficit of approximately $318.8 million at September 30, 1996. There can be no assurance that the Company will achieve or sustain profitability in the future.

Significant Capital Requirements

      The Company's current plans for expansion of existing networks, the development of new networks, the further development of the Company's products and services and the continued funding of operating losses will require additional cash from outside sources. The Company's arrangements with utilities require it to make significant cash payments and the development of the Company's networks requires significant capital expenditures for transmission equipment, switching facilities and network build out from the utilities' fiber backbone to end-user locations. Due to the number of opportunities arising from changes in the telecommunications regulatory environment and the cash required to take advantage of these opportunities, management believes that the cash on hand and amounts expected to be available through vendor financing arrangements will provide sufficient funds necessary for the Company to expand its Telecom Services business as currently planned and to fund its operating deficits through 1997 and early 1998. Additional sources of cash may include public and private equity and debt financings, sales of non-strategic assets and other financing arrangements. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on terms acceptable to the Company. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's acquisition, development and expansion plans and expenditures, which could have a material adverse effect on its business prospects.

Risks Related to Switched Services Strategy


     The Company has installed 14 high capacity digital switches, two of which are being relocated, and is installing two additional digital switches that enable the Company to offer interstate and intrastate switched and enhanced services, including local telephone services, in all of its markets. The Company expects to add 13 switches by the end of 1997 and additional switches, switching capacity and network capacity as demand warrants thereafter. The Company began generating switched access services revenue in the fourth quarter of fiscal 1994. Currently, the Company is experiencing negative operating margins from the provision of switched access services while its networks are in the development and construction phases and while the Company relies on ILEC networks to terminate and originate a significant portion of its customers' switched traffic. The Company expects to realize improved operating margins from switched access services on a given network when (i) increased volumes of traffic and build-out enable such traffic to be carried on the Company's own network instead of ILEC facilities, and (ii) higher margin enhanced services are provided to customers on the Company's network. However, the Company's switched services strategy has not yet been profitable and may not become profitable due to, among other factors, lack of customer demand, competition from other CLECs and pricing pressure from the ILECs. The Company believes that the unbundling of ILEC services and the implementation of local telephone number portability, which are mandated by the Telecommunications Act, will facilitate the Company's plan to provide a full array of local telephone services. In order to fully implement its strategy, the Company must make significant capital expenditures to provide additional switching capacity, network infrastructure and electronic components. The Company has limited experience providing such services and there can be no assurance that the Company will be successful.

Substantial Indebtedness

      As of September 30, 1996, the Company had, on a consolidated basis, aggregate indebtedness, including capitalized lease obligations, of approximately $748.1 million. The accretion of original issue discount on the Company's 13 1/2% Senior Discount Notes and 12 1/2% Senior Discount Notes will cause an increase in indebtedness of approximately $475.2 million by May 1, 2001. Management believes that the cash on hand and amounts expected to be available through vendor financing arrangements will provide sufficient funds necessary for the Company to expand its Telecom Services business as currently planned and to fund its operating deficits through 1997 and early 1998. Additional sources of cash may include public and private equity and debt financings, sales of non-strategic assets and other financing arrangements. Accordingly, the Company will have to obtain a substantial amount of additional cash. There can be no assurance that the Company will be able to obtain such additional cash.

Certain Financial and Operating Restrictions

      The  terms  governing  certain  of  the  Company's  indebtedness  and  the preferred stock of ICG Holdings, ICG's principal U.S. subsidiary (the "Exchangeable Preferred Stock"), impose significant operating and financial restrictions on the Company. Such restrictions affect, and in certain cases significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness or create liens on its assets, pay dividends, sell assets, engage in mergers or acquisitions or make investments. Failure to comply with such covenants could limit the availability of borrowings or result in a default thereunder, in which case the lenders will be able to accelerate the maturity of the applicable indebtedness. Moreover, the instruments governing the Company's material indebtedness contain cross-default provisions which provide that a default under other indebtedness will be considered a default under the indebtedness in question. In the event that a cross-default was triggered, the maturity of substantially all of the Company's approximately $748.1 million of indebtedness (at September 30, 1996) would be accelerated and become immediately due and payable.

Risks Related to Rapid Expansion of Business

      The continued rapid expansion and development of the Company's business will depend on, among other things, the Company's ability to evaluate markets, lease fiber from utilities, design fiber backbone routes, secure financing, install facilities, acquire rights of way and building access, obtain any required government authorizations, implement interconnection to and collocation with facilities owned by ILECs and obtain appropriately priced unbundled network elements from the ILECs, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In addition, such expansion may involve acquisitions which, if made, could divert the resources and management time of the Company and require integration with the Company's existing networks and services. The Company's ability to effectively manage its rapid expansion will require it to continue to implement and improve its operating, financial and accounting systems and to expand, train and manage its employee base. The inability to effectively manage its planned expansion could have a material adverse effect on the Company's business, growth, financial condition and results of operations.

Competition

      The Company operates in an increasingly competitive environment dominated by ILECs such as the Regional Bell Operating Companies ("RBOCs") and GTE Corporation ("GTE"). The Company's current competitors include RBOCs, GTE, other CLECs, network systems integration service providers, microwave and satellite service providers, wireless telecommunications providers and private networks built by large end-users. Potential competitors include cable television companies, utilities and local telephone companies outside their current local service areas, as well as the local service operations of long distance carriers. Consolidation of telecommunications companies, including recently announced proposed mergers between certain of the RBOCs, and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to increased competition. One of the primary purposes of the Telecommunications Act is to promote competition, in particular in the local telephone market. Since enactment of the
Telecommunications Act, several telecommunications companies have indicated their intention to enter many areas of the telecommunications industry, including areas and markets in which the Company participates and expects to participate. This may result in more participants, including the Company, than can ultimately be successful in a given market.

      As a recent entrant in the telecom services industry, the Company, like other CLECs, has not achieved a significant market share. The ILECs have long-standing relationships with their customers, have the potential to subsidize services with revenue from a variety of businesses and have benefited from certain state and federal regulations that, until recently, favored the incumbent operator over potential competitors. The Telecommunications Act, other recent state legislative actions, and current federal and state regulatory initiatives provide increased business opportunities for the Company by removing or substantially reducing barriers to local exchange competition. However, these new competitive opportunities are expected to be accompanied by new competitive opportunities for the ILECs, as the Telecommunications Act removes previous restrictions on the provision of long distance services by the RBOCs and GTE. It is also expected that increased local competition will result in increased pricing flexibility for, and relaxation of regulatory oversight of, the ILECs. If the ILECs are permitted to lower their rates, engage in increased volume and term discount pricing practices or charge CLECs' increased fees for, or seek to delay implementation of, interconnection to their networks, the Company's results of operations and financial condition could be adversely affected. There can be no assurance that the Company will be able to achieve or maintain adequate market share or revenue, or compete effectively in any of its markets. In addition, the success of the Company's strategy of leasing or licensing fiber optic cable from utilities depends upon the ability to connect end-users to the Company's network. Such connections require significant capital expenditures, time and effort and, in some cases, end-users targeted by the Company may already be connected to another competitor. There can be no assurance regarding the number of end-users the Company will be able to connect to its network.

Regulation

      The Company operates in an industry that is undergoing substantial regulatory change as a result of the passage of the Telecommunications Act. However, the Company continues to be subject to significant federal, state and local regulation. On the federal level, the Company is not subject to price or rate of return regulation and is not required to obtain FCC authorization for the installation or operation of fiber optic network facilities. As a non-dominant carrier, the Company must file tariffs for its interstate services and its rates must be reasonable pursuant to authority granted in the Telecommunications Act, however, the FCC has indicated its intention to lessen those regulatory requirements for providers of competitive telephone services. In addition, the FCC may have the authority, which it is not presently exercising, to impose restrictions on foreign ownership of communications services providers not utilizing radio facilities. The Company must obtain and maintain certain FCC authorizations for its satellite and wireless services. The Company currently provides maritime communication services pursuant to an experimental license that expires February 1, 1997. In April 1996, the FCC issued a waiver to the Company which allows it to file an application with the FCC for a permanent license that will allow the Company to continue to provide these maritime communication services using the same frequencies currently being used under the experimental license. The Company has applied for a permanent license under the terms of the FCC's waiver order, and the application is pending. It is not known when the FCC will take final action on the application. Although the Company expects that the FCC will issue it a permanent license, there can be no assurance the Company will be granted a permanent license or that the experimental license currently being used to provide maritime communication services will be renewed for a further term.

      State regulatory agencies regulate the Company's provision of local telephone services and other intrastate common carrier services. In general, the Company is required to obtain certification from the relevant state public utilities commission prior to the initiation of intrastate service and is also required to file tariffs listing the rates, terms, and conditions of intrastate services provided. In addition, local authorities control the Company's access to municipal rights-of-way. Any failure to maintain proper federal and state tariffing or state certification, or noncompliance with federal, state or local laws or regulations, could have a material adverse effect on the Company.

      The Telecommunications Act generally requires ILECs to provide interconnection and nondiscriminatory access to ILEC networks on more favorable terms than have been available in the past. The Telecommunications Act imposes a variety of new duties on the ILECs in order to promote competition in the markets for local exchange and access services, including the duty to negotiate in good faith with competitors requesting interconnection to the ILEC network. However, negotiations with each ILEC may involve considerable delays and the resulting negotiated agreements may not necessarily be obtained on terms and conditions that are acceptable to the Company. In such instances, the Company may petition the proper state regulatory agency to arbitrate disputed issues. In addition, following state review either party in the negotiations can appeal to the FCC. There can be no assurance that the Company will be able to negotiate acceptable new interconnection agreements or that, if state regulatory authorities impose terms and conditions on the parties in arbitration, such terms will be acceptable to the Company. On August 8, 1996, the FCC adopted rules and policies implementing the local competition provisions of the
Telecommunications Act, which rules, in general, are favorable to new competitive entrants. The FCC's rules have been challenged in the federal courts of appeals by the RBOCs, large independent ILECs, and state regulatory commissions. On October 15, 1996, the U.S. Court of Appeals for the Eighth Circuit issued a stay of the implementation of certain of the FCC's rules, to be in effect until the Court issues a decision on the merits of the FCC's rules. The Court has issued an expedited briefing schedule, and has indicated that it will issue a final ruling by March or April of 1997. The Court stayed implementation of the pricing provisions of the FCC's rules, and of the "most favored nation" rules, which enable new entrants to "pick and choose" elements of established interconnection agreements. The Court's stay does not affect the implementation of the FCC's other interconnection rules, and does not affect the statutory requirements of the Telecommunications Act, including the statutory requirements that ILECs conduct negotiations and enter into interconnection agreements with competitive carriers. Although the Company believes that the Telecommunications Act and other state and federal regulatory initiatives that favor increased competition are to the advantage of the Company, there can be no assurance that changes in current or future state or federal regulations, including changes that may result from Court review of the FCC's interconnection rules, or increased competitive opportunities resulting from such changes, will not have a material adverse effect on the Company.

Dependence on Key Customers

      The Company's five largest customers accounted for approximately 28% of the Company's consolidated revenue in fiscal 1996. The loss of, or decrease of business from, one or more of these customers could have a material adverse effect on the business, financial condition and results of operations of the Company. While the Company actively markets its products and services, there can be no assurance that the Company will be able to attract new customers or retain its existing customers.


Rapid Technological Change

      The telecommunications industry is subject to rapid and significant changes in technology. The effect of technological changes, including changes relating to emerging wireline and wireless transmission technologies and on the business of the Company can not be predicted.

Dependence on Rights of Way and Other Third Party Agreements

      The Company must obtain easements, rights of way, franchises and licenses from various private parties, including actual and potential competitors, and local governments in order to construct and maintain fiber optic networks. Under the Telecommunications Act, municipalities may regulate use of their streets and right-of-way, but may not prohibit or effectively prohibit any entity from providing telecommunications services. Additionally, the Telecommunications Act requires that local governmental authorities treat telecommunications carriers in a nondiscriminatory manner. There can be no assurance that the Company will obtain rights of way and franchise agreements to expand its networks or that these agreements will be on terms acceptable to the Company, or that current or potential competitors will not obtain similar rights of way and franchise agreements that will allow them to compete against the Company. Because certain of these agreements are short-term or are terminable at will, there can be no assurance that the Company will continue to have access to existing rights of way and franchises after the expiration of such agreements. An important element of the Company's strategy is to enter into long-term agreements with utilities to take advantage of their existing facilities and to license or lease their excess fiber capacity. The Company has entered into contracts with several utilities, however other CLECs are seeking to enter into similar arrangements and have bid and are expected to continue to bid against the Company for future licenses or leases. Furthermore, utilities are required by state or local regulators to retain the right to "reclaim" fiber licensed or leased to the Company if such fiber is needed for the utility's core business. There can be no assurance that the Company will be able to obtain additional licenses or leases on satisfactory terms or that such arrangements will not be subject to reclamation. If a franchise, license or lease agreement was terminated and the Company was forced to remove or abandon a significant portion of its network, such termination could have a material adverse effect on the Company.

Key Personnel

      The efforts of a small number of key management and operating personnel will largely determine the Company's success. The success of the Company also depends in part upon its ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. The competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to hire or retain necessary personnel. The loss of certain key personnel could adversely affect the Company and the price of the Common Stock. The Company has employment agreements with J. Shelby Bryan, President and Chief Executive Officer, Douglas
I. Falk, Executive Vice President-Satellite and President of ICG Satellite Services, Inc., James D. Grenfell, Executive Vice President, Chief Financial Officer and Treasurer, Mark S. Helwege, Executive Vice President-Network and President of Fiber Optic Technologies, Inc., and William J. Maxwell, Executive Vice President-Telecom and President of ICG Telecom Group, Inc.

No Dividends

      The Company does not expect to generate net income in the near future and, therefore, does not anticipate paying cash dividends. The payment of any future dividends on the Common Stock is effectively prohibited by the restrictions contained in the Company's indentures and in the First Amended and Restated Articles of Incorporation of ICG Holdings which prohibit ICG Holdings from making any material payment to the Company.


Possible Stock Price Volatility

      The price of the Common Stock has been, and following the Offering is expected to continue to be, highly volatile. See "Price Range of Common Stock." Factors such as legislation or regulation, variations in the Company's revenue, earnings and cash flow, the difference between the Company's actual results and the results expected by investors and analysts, announcements of new service offerings, marketing plans or price reductions by the Company or its competitors, technological innovations, and mergers or strategic alliances, are expected to cause the price of Common Stock to fluctuate substantially. In addition, the stock markets recently have experienced significant price and volume fluctuations that particularly have affected telecommunications companies and growth companies and resulted in changes in the market prices of the stocks of many companies that have not been directly related to the operating performance of those companies.

Shares Eligible for Future Sale

      As of December 10, 1996, there were 30,953,330 outstanding shares of Common Stock, all of which are transferable without restriction or further registration under the Securities Act, except for any shares of Common Stock held by affiliates of ICG, which will be subject to the resale limitations of Rule 144 promulgated under the Securities Act ("Rule 144"). In addition, ICG has reserved and registered under the Securities Act the following 9,878,678 shares of Common Stock for future issuance: (i) 2,131,123 shares of Common Stock issuable pursuant to Holdings-Canada

Anti-takeover Provision

      ICG's corporate charter provides that directors serve staggered three-year terms and authorizes the issuance of up to 1,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by ICG's Board of Directors. The staggered board provision increases the likelihood that, in the event of a takeover of ICG, incumbent directors would retain their positions and, consequently, may have the effect of discouraging, delaying or preventing a change in control or management of ICG. The authorization of preferred shares empowers the Board of Directors, without further stockholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the preferred shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control of ICG. In addition, the Company is and will continue to be, subject to the anti-takeover provisions of the Delaware General Corporation law, which could have the effect of delaying or preventing a change of control of the Company. Furthermore, upon a change of control, the holders of substantially all of the Company's outstanding indebtedness are entitled, at their option, to be repaid in cash and the holders of the Exchangeable Preferred Stock may, at their option, require Holdings to redeem their shares for cash. Such provisions may have the effect of delaying or preventing changes in control or management of the Company.

                                 USE OF PROCEEDS

          The Company will not receive any proceeds from this Offering.


                           PRICE RANGE OF COMMON STOCK

      The Common Stock has been listed on the American Stock Exchange ("AMEX") since August 5, 1996 under the symbol "ICG." Prior to that time, Holdings-Canada Common Shares had been listed on the AMEX under the symbol "ITR" from January 14, 1993 through February 28, 1996, and under the symbol "ICG" thereafter through the close of trading on August 2, 1996. Holdings-Canada Common Shares ceased trading on the AMEX at the close of trading on August 2, 1996. Holdings-Canada Class A Common Shares are listed on the Vancouver Stock Exchange ("VSE") under the symbol "IHC.A."

      The following table sets forth, for the fiscal periods indicated, the high and low sale prices of the Common Shares as reported on the AMEX through August 2, 1996 and the VSE through the date indicated below, and the high and low sales prices of the Common Stock as reported on the AMEX from August 5, 1996 through the date indicated below. The table also sets forth the average of the monetary exchange rates on the last day of each such fiscal period.



                           American Stock    Vancouver Stock
                            Exchange (1)       Exchange (1)     Exchange
                           ---------------  ------------------- Rate

                           High     Low      High       Low     (C$/$)
                           ------  -------  --------  --------- --------

Fiscal Year Ended
September 30, 1995
  First Quarter           $17.88   $12.38   C$  33.50 C$  18.50  1.38
  Second Quarter           14.13     9.38       19.75     17.38  1.40
  Third Quarter            13.25     6.63       18.00     18.00  1.36
  Fourth Quarter           14.00     8.00         -          -   1.34

Fiscal Year Ended
September 30, 1996
  First Quarter           $12.75   $ 8.63   C$    -    C$    -   1.36
  Second Quarter           17.88    10.25         -          -   1.37
  Third Quarter            27.38    17.13         -          -   1.36
  Fourth Quarter           25.88    19.13         -          -   1.36

Fiscal Period Ended
December 31, 1996 (2)
  Through December  10,
  1996                    $22.25   $17.63  C$ 28.35     $28.35   1.36
----------------


(1) Effective at the close of trading on August 2, 1996, Holdings-Canada's Common Shares ceased trading on the AMEX and the Common Stock commenced trading on the AMEX on August 5, 1996. The Common Stock is not traded on the VSE. Holdings-Canada Class A Common Shares trade on the VSE and all information reported on the above table from

                                       22

     August 5, 1996 to the date indicated above with respect to the VSE relates only to the Class A Common Shares.

(2) The Company has elected to change its fiscal year end to December 31 from September 30, effective for the 1997 fiscal year.

                            SELLING SECURITY HOLDERS

      Certain Selling Security Holders may sell their shares of Common Stock on a delayed or continuous basis. This Registration Statement has been filed pursuant to Rule 415 under the Securities Act to afford certain holders of the Company's outstanding shares of Common Stock the opportunity to sell such Common Stock in public transactions rather than pursuant to exemptions from the registration and prospectus delivery requirements of the Securities Act.

      The following list of Selling Security Holders indicates any position, office, or other material relationship with the Company that the Selling Security Holder had within the past three years, the number of shares of Common Stock owned by such Selling Security Holder prior to the Offering, the maximum number of shares of Common Stock to be offered for such Selling Security Holder's account, and the amount of the class to be owned by such Selling Security Holder after completion of the Offering (assuming the Selling Security Holder sold the maximum number of shares of Common Stock reflected below). The Selling Security Holders are not required, and may choose not, to sell any of their shares of Common Stock.


                                    Common Stock   Common      Common
Name                                  Prior to      Stock       Stock
                                      Offering      To be       After
                                                   Offered    Offering
-------------------------------------------------------------------------
Acorn Partnership I, L.P.              18,705(1)      18,705           0
Acorn Partnership I, L.P.              18,705(2)      18,705           0
Amdur Children's Trust                     77(3)          77           0
Amdur Children's Trust                     78(4)          78           0
Applied Telecommunications
  Technologies, Inc.                   35,208(5)      35,208           0
Applied Telecommunications
  Technologies IV, Inc.                67,725(5)      67,725           0
Bear, Stearns Securities Corp.          9,605(3)       9,605           0
Bridgerope & Co.                        6,248(3)       6,248           0
J. Shelby Bryan (President, Chief
  Executive Officer and
  Director of ICG)                  2,000,000(6)   2,000,000           0
Calhoun & CO.                             187(3)         187           0
CDS & Co.                              12,671(3)      12,671           0
CEDE & Co.                            744,654(3)     744,654           0
David Russin Pension Plan GO2496637        48(3)          48           0
David Russin Pension Plan GO2496637        49(4)          49           0
Larry DiGioia                           9,126(7)       9,126           0
Walter C. Doemel                        2,000(3)       2,000           0


Florence Hecht Marital Trust               48(3)          48           0
Florence Hecht Marital Trust               49(4)          49           0
Fuelship & Co.                            534(3)         534           0
Howe & Co.                              1,489(3)       1,489           0
Magma Copper Co. Warburg Employee
  Benefit Plan                            875(4)         875           0
Merrill Lynch & Company                   156(4)         156           0
Paine Webber Incorporated               3,580(3)       3,580           0
Paul Moore                            100,000(5)     100,000           0
Phillip Hempleman & Coleen
  Hempleman                             1,945(4)       1,945           0
Pitt & Co.                              2,777(3)       2,777
Morgan Stanley Incorporated               486(3)         486           0
PGI Sweden AB                          18,518(1)      18,518           0
PGI Sweden AB                          18,518(2)      18,518           0
PGI Investments                        18,518(1)      18,518           0
PGI Investments                        18,518(2)      18,518           0
Princes Gate Investors, L.P.          184,999(1)     184,999           0
Princes Gate Investors, L.P.          184,999(2)     184,999           0
Richardson Greenshields of
  Canada Ltd.                             400(3)         400           0
Salkeld & Co.                          20,999(3)      20,999           0
Sun Bank as Trustee for Jewish Cem
  EC85 A/C #53682-10-4                    543(3)         543           0
Sun Bank as Trustee for Jewish Cem
  Spcl Care A/C #53583-07-4             2,135(3)       2,135           0
Tamarack & Co.                          2,527(3)       2,527           0
Gregor von Opel                         9,260(1)       9,260           0
Gregor von Opel                         9,260(2)       9,260           0
Robert G. Werner                           40(3)          40           0
Whiting and Co.                        19,782(3)      19,782           0
Richard Williams                        8,782(7)       8,782           0
Miscellaneous Shares of Common
  Stock                                 1,231(4)(8)    1,231           0

----------


(1)  After exercise of outstanding Series A Warrants.

                                       23

(2)  After exercise of outstanding Series B Warrants.
(3) Upon exchange of Holdings-Canada Class A Common Shares for shares of Common Stock.
(4)  After conversion of 7% Notes.
(5)  After exercise of outstanding Warrants.
(6)  After exercise of outstanding options.
(7) Pursuant to certain obligations under the DataCom Integrated Systems Corporation acquisition agreement.
(8) Representing shares of Common Stock which may be issuable in connection with the conversion of the 7% Notes resulting from rounding upon conversion of the 7% Notes.




                          PLAN OF DISTRIBUTION

      The Common Stock issuable (A) upon (i) exercise of the Series A Warrants, the Series B Warrants, the Warrant, the August Warrants and the Option Shares;
(ii) the exchange of the Exchangeable Shares; and (iii) the conversion of the Conversion Shares; and (B) pursuant to an acquisition agreement, as the case may be, will be issued directly by the Company to the then-current warrant holder, option holder, holder of Class A Common Shares, holder of 7% Notes or parties to the acquisition agreement upon the respective exercise of such warrants or options, or exchange or conversion of such shares or issuance under the acquisition agreement, all of which is subject to the respective terms of such warrants, options, Exchangeable Shares, Conversion Shares and acquisition agreement.

      Certain of the stockholders listed under "Selling Security Holders" have informed the Company that they intend to sell shares of Common Stock that they currently hold through agents, dealers or underwriters on the American Stock Exchange or in the over-the-counter market, or otherwise, on terms and conditions and at prices determined at the time of sale by the Selling Security Holders or as a result of private negotiations between buyer and seller. Sales of shares of Common Stock may be made pursuant to this Prospectus or pursuant to Rule 144 adopted under the Securities Act of 1933, as amended (the "Securities Act"). Any sales pursuant to this Prospectus by holders of shares of Common Stock will require the delivery of a current Prospectus to the purchaser. No underwriting arrangements exist as of the date of this Prospectus for sales by any Selling Security Holders. Upon being advised of any underwriting arrangements, the Company will supplement this Prospectus to disclose such arrangements. It is anticipated that the per share selling price in the market will be at or between the bid and asked prices of the Common Stock as reported on the American Stock Exchange. Expenses of any such sale will be borne by the parties as they may agree.




                           LEGAL MATTERS

      The legality of the Common Stock offered hereby are being passed upon for the Company by Reid & Priest LLP, New York, New York.


                               EXPERTS

      The consolidated financial statements of the Company as of September 30, 1995 and 1996, and for each of the years in the three-year period ended September 30, 1996, have been incorporated by reference herein and in the Registration Statement of which this Prospectus is a part, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

No person has been authorized to give any
information or to make any representations
other than those contained in this Prospe-
tusand, if given or made, such information
or representations must not be relied upon
as   having   been    authorized.    This
Prospectus  does not  constitute an offer
to sell or the  solicitation  of an offer             5,484,244 SHARES
to buy  any  securities  other  than  the                    OF
securities  to  which it  related  or any               COMMON STOCK
offer to sell or the  solicitation  of an         $.01 par value per share
offer  to  buy  such  securities  in  any
circumstances  in  which  such  offer  or
solicitation  is  unlawful.  Neither  the
delivery of this  Prospectus nor any sale
made   hereunder    shall,    under   any
circumstances,   create  any  implication
that  there  has  been no  change  in the
affairs  of the  Company  since  the date
hereof or that the information  contained
herein   is   correct   as  of  any  time
subsequent to its date.



                                TABLE OF CONTENTS



THE COMPANY.......................... 2
AVAILABLE INFORMATION................ 2
INFORMATION INCORPORATED BY REFERENCE 3
SUMMARY.............................. 4
RISK FACTORS........................ 16
USE OF PROCEEDS..................... 24     ICG COMMUNICATIONS, INC.
PRICE RANGE OF STOCK................ 24
SELLING SECURITIY HOLDERS........... 25
PLAN OF DISTRIBUTION................ 27            ----------
LEGAL MATTERS....................... 28            PROSPECTUS
EXPERTS............................. 28            ----------





                                                    December , 1996


----------------------------------------     -----------------------------------

                               PART II

               INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

   The  following  table  sets  forth the  expenses  payable  by the  Company in
connection  with  the  issuance  and   distribution  of  the  securities  to  be
registered.


      SEC Registration Fee                    $248,355*
      Accounting Fees and Expenses               2,500**
      Legal Fees and Expenses                   10,000**
      Miscellaneous                              5,000**
                                              ----------------
      Total
                                              $265,855
                                              ----------------
-------------
      * Previously  paid in  connection  with the  registration  of
        39,970,232    shares   of   Common    Stock   on   Form   S-4
        (Registration Number 333-4226).
      ** Estimated.

Item 15. Indemnification of Directors and Officers

      The Company's Certificate of Incorporation provides that the Company will to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "GCL"), as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto. The Company's By-laws contain a similar provision requiring indemnification of the Company's directors and officers to the fullest extent authorized by the GCL. The GCL permits a corporation to indemnify its directors and officers (among others) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought (or threatened to be brought) by third parties, if such directors or officers acted in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made for expenses (including attorneys'
fees) actually and reasonably incurred by directors and officers in connection with the defense or settlement of such action if they had acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses. The GCL further provides that, to the extent any director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in this paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. In addition, the Company's Certificate of Incorporation contains a provision limiting the personal liability of the Company's directors for monetary damages for certain breaches of their fiduciary duty. The Company has indemnification insurance under which directors and officers are insured against certain liability that may incur in their capacity as such.

      Item 16. Exhibits.

          (1)  Underwriting Agreement.

               Not Applicable.

          (2) Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession.

               2.1: Plan of Arrangement under Section 192 of the Canada Business
                    Corporations Act. [Incorporated by reference to Exhibit 2.1 to Registration Statement on Form S-4 (Commission File No. 333-4226)].

          (4) Instruments Defining the Rights of Security Holders, Including Indenture.

               4.1: Memorandum of Articles for IntelCom Group Inc.,  Certificate
                    of Incorporation and copies of all Amendments thereto, filed with the Registrar of Companies for the Province of British Columbia, Canada [Incorporated by reference to Exhibit (i) to ICG Holdings (Canada), Inc.'s (formerly IntelCom Group Inc.) Form 20-F for the fiscal year ending September 30, 1991].
               4.2: Note   Purchase   Agreement   dated   September   16,   1993
                    [Incorporated by reference to ICG Holdings (Canada), Inc.'s (formerly IntelCom Group Inc.) Annual Report on Form 20-F for the year ended September 30, 1993, as filed on September 30, 1994].
               4.3: Note Purchase Agreement dated October 27, 1993 [Incorporated by reference to ICG Holdings (Canada), Inc.'s (formerly IntelCom Group Inc.) Annual Report on Form 20-F for the year ended September 30, 1993, as filed on September 30, 1994].
               4.4: Form of Indenture  between  IntelCom  Group Inc. and Bankers
                    Trust Company for 7% Convertible Subordinated Redeemable Notes due 1998 [Incorporated by reference to ICG Holdings (Canada), Inc.'s (formerly IntelCom Group Inc.) Exhibit 4.3 to Registration Statement on Form S-1, File No. 33-75636].
               4.5: Form of Indenture  between  IntelCom  Group Inc. and Bankers
                    Trust Company for 7% Simple Interest Convertible Subordinated Redeemable Notes due 1998 [Incorporated by reference to ICG Holdings (Canada), Inc.'s (formerly IntelCom Group Inc.) Exhibit 4.4 to Registration Statement on Form S-1, File No. 33-75636].
               4.6: Note Purchase  Agreement,  dated as of July 14, 1995,  among
                    IntelCom Group Inc.,  IntelCom Group (U.S.A.),  Inc., Morgan
                    Stanley Group Inc., Princes Gate Investors, L.P., Acorn Partnership I, L.P., PGI Investments Limited, PGI Investments Limited, PGI Sweden AB, and Gregor von Opel and Morgan Stanley Group, Inc., as Agent for the Purchasers [Incorporated by reference to ICG

                    Holdings  (Canada),  Inc.'s  (formerly  IntelCom Group Inc.)
                    Exhibit 4.1 to Form 8-K,  dated July 18, 1995].


               4.7: Warrant Agreement, dated as of July 14, 1995, among IntelCom
                    Group Inc., the certain purchasers, and IntelCom Group (U.S.A.), Inc., as Warrant Agent [Incorporated by reference to ICG Holdings (Canada), Inc.'s (formerly IntelCom Group Inc.) Exhibit 4.2 to Form 8-K, dated July 18, 1995].
               4.8: First Amended and Restated  Articles of Incorporation of ICG
                    Holdings, Inc. [Incorporated by reference to Exhibit 3.1 to ICG Communications, Inc.'s Registration Statement on Form S-4, File No. 333-04569].

          (5)  Opinion Regarding Legality.

               5.1: Opinion  of  Reid &  Priest  LLP as to the  legality  of the securities offered hereby.

          (11  Statement re Computation of per Share Earnings.

               Not Applicable.

          (13) Annual Report to Security Holders.

               Not Applicable.

          (15) Letter re Unaudited Interim Financial Information.

               Not Applicable.

          (23) Consents of Experts and Counsel.

                 23.1: Consent of KPMG Peat Marwick LLP.
                 23.2: Consent of Reid & Priest LLP.

          (24) Power of Attorney.

               24.1: Power of Attorney appointing J.Shelby Bryan as attorney-in-
                     fact   (contained  on  the  signature  page  hereof).

          (25) Statement Re Eligibility of Trustee.

               Not Applicable.

          (26) Invitations For Competitive Bids.

               Not Applicable.

          (27) Financial Data Schedule.

               Not Applicable.


          (99) Additional Exhibits.

               Not Applicable.

Item 17.  Undertakings

   Rule 415 Offering. The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (b) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement; and

          (c) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

   Filings Incorporating Subsequent Exchange Act Documents by Reference. The undersigned registrant undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Incorporated Annual and Quarterly Reports. The undersigned registrant undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14C-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

   Request for Acceleration of Effective Date. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the laws of Canada, the Company's Articles of Incorporation and By-laws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                               SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado on December 18, 1996.

                                    ICG Communications, Inc.

                                By:  /s/ J. Shelby Bryan
                                     ------------------------
                                      J. Shelby Bryan
                                      President, Chief Executive
                                      Officer and Director

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below under the heading "Signatures" constitutes and appoints J. Shelby Bryan his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with the above premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

     Signatures          Title                              Date
                         Chairman   of  the  Board  of
/s/ William J. Laggett   Directors                          December 18, 1996
-----------------------
William J. Laggett
                         President, Chief  Executive
                         Officer and Director
/s/ J. Shelby Bryan      (Principal Executive Officer)       December 18, 1996
-----------------------
J. Shelby Bryan
                         Executive Vice President,
                         Chief Financial Officer and
                         Treasurer (Principal
/s/ James D. Grenfell    Financial Officer)                 December 18, 1996
-----------------------
James D. Grenfell
                         Vice President and
                         Corporate Controller (Principal
/s/ Richard Bambach      Accounting Officer)                December 18, 1996
-----------------------
Richard Bambach


/s/ William W. Becker    Director                           December 18, 1996
-----------------------
William W. Becker

/s/ Harry R. Herbst      Director                           December 18, 1996
-----------------------
Harry R. Herbst

/s/ Stan McLelland       Director                           December 18,1996
-----------------------
Stan McLelland

/s/ Jay E. Ricks         Director                           December 18,1996
-----------------------
Jay E. Ricks

/s/ Leontis Teryazos     Director                          December 18,1996
-----------------------
Lentis Teryazos

 As filed with the Securities and Exchange Commission on December
                             __, 1996
                                        Registration No. 333-




                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                  FORM S-3 REGISTRATION STATEMENT
                 UNDER THE SECURITIES ACT OF 1933







                     ICG COMMUNICATIONS, INC.


                             EXHIBITS

                     ICG COMMUNICATIONS, INC.
 Form S-3 Registration Statement under the Securities Act of 1933
                     (Registration No. 333- )



 (5)  Opinions Regarding Legality.

      5.1:  Opinion of Reid & Priest LLP.

(23)  Consents.

      23.1  Consent of KPMG Peat Marwick LLP.

     23.2 Consent of Reid & Priest LLP to the use of its opinion as to the legality of the securities offered hereby (contained in Exhibit 5.1).

(24)  Power of Attorney.

     24.1:Power of  Attorney  appointing  J.  Shelby  Bryan as  attorney-in-fact
          (contained on the signature page hereof).

                            ICG COMMUNICATIONS, INC.
        Form S-3 Registration Statement under the Securities Act of 1933
                            (Registration No. 333- )


                                  EXHIBIT 5.1









                            ICG COMMUNICATIONS, INC.
        Form S-3 Registration Statement under the Securities Act of 1933
                            (Registration No. 333- )

                                  EXHIBIT 23.1

                            ICG COMMUNICATIONS, INC.
        Form S-3 Registration Statement under the Securities Act of 1933
                            (Registration No. 333- )




                                  EXHIBIT 23.2